        Commission File Number

EXHIBIT 99.5

[AMENDED LETTER TO BROKERS]

Valentia Telecommunications (an Irish unlimited public company)	eircom Funding (an Irish unlimited public company)
Solicitation of Consents relating to
€550,000,000 7.25% Notes due 2013 ISIN: XS0178927389 (registered), XS0173826594 (144A) & XS0173825513 (Reg S). Common Code: 017892738 (registered), 017382659 (144A) & 017382551 (Reg S).
$250,000,000 8.25% Notes due 2013
ISIN: US28257PAC95 (registered), US28257PAB13 (144A) &
USG2951QAB61 (Reg S).
Common Code: 017952935 (registered), 017409344 (144A) & 017409379 (Reg S).
Cusip Numbers: 28257PAC9 (registered), 28257PAB1 (144A) &
G2951QAB6 (Reg S).

€285,000,000 8.25% Notes due 2013
ISIN: XS0178927629 (registered), XS0173827642 (144A) &
XS0173827139 (Reg S).
Common Code: 017892762 (registered), 017382764 (144A) & 017382713 (Reg S).

  THE SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 20, 2004, UNLESS EXTENDED (THE "EXPIRATION DATE"). IF THE PROPOSED AMENDMENTS ARE ADOPTED, EACH HOLDER OF NOTES WILL BE BOUND BY THE PROPOSED AMENDMENTS, WHETHER OR NOT SUCH HOLDER HAS DELIVERED A CONSENT.

February 13, 2004

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

        We are acting as Solicitation Agents in connection with the solicitation by Valentia Telecommunications ("Valentia") and eircom Funding ("eircom Funding") of consents ("Consents") upon the terms and subject to the conditions set forth in the Consent Solicitation Statement dated January 22, 2004 (the "Consent Solicitation Statement"), as amended and supplemented by a supplement dated February 13, 2004 (the "Supplement") and the amended letter of consent (the "Amended Letter of Consent"). Valentia and eircom Funding have amended the terms of their solicitation of Consents from the Holders (as defined in the Consent Solicitation Statement, as supplemented and amended by the Supplement) as of 5:00 p.m., New York City time, on January 21, 2004 (the "Record Date") of €550,000,000 outstanding principal amount of Valentia's 7.25% Senior Notes Due 2013 (the "Senior Notes"), €285,000,000 outstanding principal amount of eircom Funding's 8.25% Senior Subordinated Notes Due 2013 (the "€ Senior Subordinated Notes") and of $250,000,000 outstanding principal amount of eircom Funding's 8.25% Senior Subordinated Notes Due 2013 (the "$ Senior Subordinated Notes", and together with the € Senior Subordinated Notes, the "Senior Subordinated Notes"; the Senior Notes and the Senior Subordinated Notes are hereinafter collectively referred to as the "Notes") to Proposed Amendments (as defined in the Consent Solicitation Statement, as supplemented and amended by the Supplement) to the Indentures dated as of August 7, 2003 (the "Indentures"), relating to the Notes. Capitalized terms used but not defined herein have the meanings given to such terms in the Consent Solicitation Statement, as supplemented and amended by the Supplement.

        CONSENTS DELIVERED PRIOR TO THE DATE OF THE SUPPLEMENT, DATED FEBRUARY 13, 2004, DO NOT REMAIN VALID AND DO NOT ENTITLE HOLDERS TO RECEIVE A CONSENT FEE. IN ORDER TO CONSENT TO THE PROPOSED AMENDMENTS, AS SET OUT IN THE SUPPLEMENT, HOLDERS MUST SUBMIT NEW CONSENTS, IN ACCORDANCE WITH THE PROCEDURES SET OUT IN THE CONSENT SOLICITATION STATEMENT, AS SUPPLEMENTED AND AMENDED BY THE SUPPLEMENT AND THE AMENDED LETTER OF CONSENT.

        Provided that Valentia, or any of its parents, including Valentia Holdings Limited, completes a first Qualifying IPO (as defined in the Supplemental Indentures attached as exhibits to the Supplement), Valentia and eircom Funding will pay within 5 business days following completion of such first Qualifying IPO to the Holders that have delivered valid and unrevoked Consents on or after the date of the Supplement, February 13, 2004, and on or prior to the Expiration Date a fee, as increased pursuant to the Supplement (the "Consent Fee"), equal to €20 per €1,000 principal amount of Senior Notes with respect to which such Consents are delivered, €20 per €1,000 principal amount of € Senior Subordinated Notes with respect to which such Consents are delivered and $20 per $1,000 principal amount of $ Senior Subordinated Notes with respect to which such Consents are delivered. The obligation of Valentia and eircom Funding to pay the Consent Fee is further conditioned upon, among other things, receipt on or after the date of the Supplement, February 13, 2004, and on or prior to the Expiration Date of valid and unrevoked Consents from Holders of not less than a majority in principal amount of each of the Senior Notes and the Senior Subordinated Notes outstanding (the "Requisite Consents"), as further described in the Consent Solicitation Statement, as supplemented and amended by the Supplement. Although Valentia Holdings Limited is considering an initial public offering, no decision has been made by the Board of Directors of Holdings. The timing of any such initial public offering will depend on market conditions and other factors. If a Qualifying IPO is not consummated, no Consent Fees will be paid. No interest will accrue on the Consent Fees. Consents may be revoked at any time prior to the date on which the Requisite Consents have been obtained (the "Majority Consent Date") on the terms and conditions set forth in the Consent Solicitation Statement, as supplemented and amended by the Supplement, but may not be revoked thereafter.

        Valentia and eircom Funding expressly reserve the right, in their sole discretion, subject to applicable law, to (i) terminate the Solicitation at any time prior to the Expiration Date, whether or not the Requisite Consents have been received, (ii) extend the Expiration Date of the Solicitation, and (iii) amend the terms of the Consent Solicitation Statement, at any time prior to the Expiration Date, whether or not the Requisite Consents have been received.

        Valentia and eircom Funding will not pay any fees or commissions to any broker, dealer or other person, other than Goldman Sachs International and Citigroup (the "Solicitation Agents"), for soliciting Consents pursuant to the Consent Solicitation Statement. However, Valentia and eircom Funding will reimburse you for reasonable mailing and handling expenses you incur in forwarding the enclosed materials to your clients, including the reasonable expenses of overnight courier services.

        For your information and for forwarding to your clients for whom you hold Notes registered in your name or in the name of your nominee or who hold Notes registered in their own names, we are enclosing copies of the following documents:

  1.
  Supplement, dated February 13, 2004 to the Consent Solicitation Statement;

  2.
  Amended Letter of Consent (for delivering the Consents), including a Substitute Form W-9; and

  3.
  Form of letter which you may use for correspondence with your clients, with the Amended Letter of Instructions (to be used by your clients to instruct you to deliver Consents as to their Notes).

        YOUR PROMPT ACTION IS REQUIRED. WE URGE YOU TO CONTACT YOUR CLIENTS AS SOON AS POSSIBLE. AS DESCRIBED MORE FULLY IN THE CONSENT SOLICITATION STATEMENT, AS AMENDED AND SUPPLEMENTED BY THE SUPPLEMENT, THE SOLICITATION WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME, ON FEBRUARY 20, 2004, UNLESS EXTENDED.

        The Solicitation is not being made to, and no Consents are being solicited from, Holders in any jurisdiction in which it is unlawful to make such solicitation or grant such Consent.

        In respect of Notes held through DTC, a duly executed and properly completed Amended Letter of Consent and any other required documents should be sent to The Bank of New York at its address set forth on the face of the Amended Letter of Consent in accordance with the instructions set forth in the Amended Letter of Consent and in the Consent Solicitation Statement, as amended and supplemented by the Supplement. In respect of Notes held through Euroclear Bank S.A./N.V. ("Euroclear") or Clearstream Banking, société anonyme ("Clearstream"), Consents should be transmitted in accordance with customary procedures of Euroclear or Clearstream, as the case may be. Requests for assistance in filling out and delivering Consents or for additional copies of the above documents and questions concerning the terms and conditions of the Solicitation should be addressed to us, as Solicitation Agents, at +44 (0) 20 7774 9054 or at +1 800 558 3745 (toll free) (Goldman Sachs International) or at +44 (0) 20 7986 8969, +1 800 558 3745 (toll-free) or +1 212 723 6106 (collect) (Citigroup).

                                              Very truly yours,

                      GOLDMAN SACHS        CITIGROUP
                      INTERNATIONAL

        NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OR AFFILIATE OF VALENTIA AND EIRCOM FUNDING, THE SOLICITATION AGENTS, THE INFORMATION AGENT OR THE TRUSTEE, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS OR REPRESENTATIONS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE SOLICITATION, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE CONSENT SOLICITATION STATEMENT, AS SUPPLEMENTED AND AMENDED BY THE SUPPLEMENT, OR THE AMENDED LETTER OF CONSENT.